Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

November 12, 2014 and the Prospectus dated October 10, 2014

Registration Nos. 333-199256 and 333-199256-01

FINAL TERM SHEET

SOTHERLY HOTELS LP

7.00% SENIOR NOTES DUE 2019

FULLY AND UNCONDITIONALLY GUARANTEED BY SOTHERLY HOTELS INC.

FINAL TERM SHEET

Dated: November 18, 2014

Issuer:	Sotherly Hotels LP

Guarantor:	Sotherly Hotels Inc.

Aggregate Principal Amount:	$25,300,000

Underwriters Option to Purchase Additional Notes:	Underwriters have waived their right to exercise an option to purchase additional Notes

Proceeds to Issuer (before expenses):	$24,288,000

Trade Date:	November 18, 2014

Settlement Date (T+3):	November 21, 2014

Maturity:	November 15, 2019

Interest Payment Dates:	February 15, May 15, August 15 and November 15 of each year, commencing on February 15, 2015

Coupon (Interest Rate):	7.00%

Issue Price to Investors:	$25 per note

Underwriters’ Discount:	$1.00 per note

Optional Redemption Provision:	On or after November 15, 2017, in whole or in part for cash at a price equal to 101% of the principal amount redeemed together with accrued and unpaid interest, if any, to the date of redemption.

Change of Control:	The occurrence of a Change of Control Repurchase Event (as defined in the Indenture, as amended and supplemented by the First Supplemental Indenture, governing the notes) will require Sotherly Hotels LP to offer to repurchase the notes for cash at a price equal to 102% of the principal amount together with accrued and unpaid interest, if any, to, but not including, the date of repurchase.

Denominations:	$25.00 denominations and $25.00 integral multiples thereof (the principal amount of the notes will be reflected in units with each unit being worth $25)

Exchange:	We have applied to list the notes on the NASDAQ Global Market, or NASDAQ. We expect trading in the notes on NASDAQ to begin within 30 days of November 18, 2014, the original issue date under the trading symbol “SOHOM.”

CUSIP/ISIN:	83600E 109 / US83600E1091

Book Running Manager:	Sandler O’Neill & Partners, L.P.

Co-Managers:	Boenning & Scattergood, Inc. J.J.B. Hilliard, W.L. Lyons, LLC Incapital LLC Ladenburg Thalmann & Co. Inc

Sotherly Hotels Inc. and Sotherly Hotels LP have filed a registration statement (including a preliminary prospectus) on Form S-3 (File No. 333-199256 and 333-199256-01) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement for more complete information about the Sotherly Hotels, Inc. and Sotherly Hotels LP and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request the prospectus by calling Sandler O’Neill & Partners, L.P. toll-free at (866) 805-4128.